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Exhibit 99.2

Telewest Communications plc
Form of Proxy—Extraordinary General Meeting

(PLEASE COMPLETE THIS FORM IN BLOCK CAPITALS)

1039-005-4

This Form of Proxy, which relates to the Extraordinary General Meeting of shareholders of Telewest Communications plc (the Company) to be held at 10.00am (UK Time) on Friday, 20 May 2005 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED, should be read in conjunction with the accompanying Shareholders' Circular dated 25 April 2005 (the Shareholders' Circular).

I/We being the holder(s) of shares of 10 pence each in the Company, hereby appoint the Chairman of the meeting or failing him __________________________________________ as my/our proxy to vote in my/our name(s) and on my/our behalf at the Extraordinary General Meeting of the Company to be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Friday, 20 May 2005 at 10.00am (UK time) and at any adjournment thereof and I/we direct the proxy to vote in respect of the resolutions to be proposed at the meeting as indicated herein. This proxy is solicited on behalf of the board of directors of the Company.

Please indicate your vote by marking the appropriate boxes like this: X in black ink then sign and date in the space below. If no specific direction as to voting is given, the proxy may vote or abstain at his/her or its discretion.

SPECIAL BUSINESS

		For	Against
Special Resolution
1.	To wind up the Company voluntarily.
Ordinary Resolutions
2.	To appoint James Robert Drummond Smith and Nicholas James Dargan (together the Joint Liquidators) both of Deloitte and Touche LLP, as liquidators for the purpose of winding up the Company's affairs.
3.	To authorise the remuneration of the Joint Liquidators to be fixed at their normal charging rates.
Special Resolution
4.	To change the name of the Company to Titan Cable plc.
Signed	Date

EXTRAORDINARY GENERAL MEETING AT: The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED ON:
Friday, 20 May 2005 at 10.00am (UK time).

If you wish to attend the meeting, please bring this card with you. You will be asked to produce it to authenticate your right to attend.

NOTES:

1.
A shareholder entitled to attend and vote at the meeting is also entitled to appoint a proxy to attend and, on a poll taken at the meeting, to vote instead of the shareholder. A proxy need not be a shareholder of the Company. In the event that you wish to appoint a person other than the Chairman as your proxy, insert the name and address of the person you wish to appoint in the space provided.

2.
This Form of Proxy must be executed by the appointor or his/her duly constituted attorney or, if the appointor is a company, under its seal or under the hand of a duly authorised officer or attorney or other person authorised to sign.

3.
In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register of members.

4.
Any alteration to this Form of Proxy should be initialled.

5.
To be effective this Form of Proxy and any authority under which it is executed (or a notarially certified copy of each authority) must be deposited at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZP not later than 10.00am (UK time) on Wednesday, 18 May 2005. Completion and return of this Form of Proxy will not preclude a shareholder from attending and voting in person at the meeting.

6.
If this Form of Proxy is returned duly signed but without an indication as to how the proxy must vote on a particular resolution, the proxy will vote or abstain at his/her or its discretion. The proxy will also exercise discretion relating to voting (and whether or not the proxy abstains from voting) on any other business transacted at the meeting.

  Lloyds TSB Registrars
  The Causeway
  Worthing
  West Sussex
  BN99 6ZP

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  Exhibit 99.2